October 15, 2013

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 2, 2013
Response dated August 28, 2013
Response dated September 25, 2013
File No. 001-14012

Dear Mr. Spirgel:

This letter is a supplement to our September 25, 2013 response to the comments included in the staff's letter dated September 19, 2013 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013.

Form 10-Q for the Quarter Ended June 30, 2013

Note 2. Summary of Significant Accounting Policies and Uses of Estimates

Segment Information, page 8

1.
We note your response to our comment 3.  As previously requested, please tell us why your ancillary services operating segment is not presented as an “all other” reportable segment under ASC 280-10-50-15.

Response

Per our telephone conversation with the staff on October 7, 2013, this response is a supplement to our September 25, 2013 response.

We will report our ancillary services operating segment as an “all other” segment in future filings.

If you have any questions regarding this response, please contact me at 206.204.3014 or Rob.Bateman@emeritus.com.

Sincerely,

_____/s/ Robert C. Bateman____________________________________
Robert C. Bateman
Executive Vice President—Finance and Chief Financial Officer